COCA-COLA EUROPACIFIC PARTNERS PLC 2024 **ANNUAL GENERAL MEETING ("AGM")**

LONDON, 10 APRIL 2024

Coca-Cola Europacific Partners plc ("CCEP") announces that the Notice of Meeting for its 2024 Annual General Meeting ("Notice of AGM") is available to view at: https://www.cocacolaep.com/about-us/governance/shareholder-meetings in which CCEP reaffirms its comparable operating profit guidance for the year ending 31 December 2024, as set out in its full year results announced on 23 February 2024.

The AGM is to be to be held at 12:00pm BST on 22 May 2024, at 1A Wimpole Street, London, W1G 0EA.

CCEP's 2023 Integrated Report and Form 20-F ("2023 Integrated Report") was published on 15 March 2024 and can be found at https://ir.cocacolaep.com/financial-reports-and-results/integrated-reports

The 2023 Integrated Report, Notice of AGM and Form of Proxy are also being sent to those shareholders who have requested to receive hard copies.

In compliance with Listing Rule 14.3.6R, the Notice of AGM and Form of Proxy will shortly be available for inspection on the National Storage Mechanism at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

CCEP's Q1 2024 trading update will be announced on 25 April 2024.

CONTACTS

Company Secretariat	Investor Relations	Media Relations
Clare Wardle	Sarah Willett	Shanna Wendt
T +44 20 7355 8406	+44 7970 145 218	T +44 7976 595 168

ABOUT CCEP

CCEP is one of the leading consumer goods companies in the world. We make, move and sell some the world's most loved brands – serving 600 million consumers and helping more than 2.1 million customers across 31 countries grow. We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support. The Company is currently listed on Euronext Amsterdam, NASDAQ (and a constituent of the Nasdaq 100), London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn @Coca-Cola Europacific Partners | LinkedIn

Classification - Internal